THE
MERGER
FUND®

July 11, 2008

Dear Fellow Shareholder:

The tide started to turn for The Merger Fund® last quarter.  Not dramatically, but enough to convince us it was safe to go back in the water.  In the three months ended June 30, another treacherous period for both conventional money managers and arbitrageurs, the Fund’s NAV rose from $14.45 to $14.54, an increase of 0.6%.  Although this modest gain still left us down 3.2% for the first six months of 2008, our ability to prudently manage risk in the face of volatile and unforgiving markets, coupled with recent opportunities to put money to work in attractively priced merger-arbitrage situations, should leave the Fund well-positioned for continued upward momentum in the months ahead.

Yogi Was Right!
To paraphrase Yogi Berra, a deal isn’t dead until it’s dead.  This observation seems especially applicable to the leveraged buyout of Clear Channel Communications, a transaction that was given up for dead more than once.  The Clear Channel saga, which now appears to be moving toward a happy ending, began in November of 2006.  That’s when Clear Channel, a major player in both broadcasting and outdoor advertising, agreed to be acquired by two private-equity firms, Thomas H. Lee Partners and Bain Capital Partners, for $37.60 a share, or $18.7 billion.  At the time it was the third-largest LBO on record.  In an unusual move designed to placate shareholders who might be unhappy with the deal price, the merger agreement included a “go-shop” provision, which allowed the seller to actively solicit higher offers.  The go-shop period expired in early December, and six weeks later Clear Channel received SEC clearance to mail proxy materials to its shareholders, who were scheduled to vote on the transaction at the end of March.

In the run-up to the vote, however, several large shareholders, including mutual-fund giant Fidelity, publicly voiced their opposition to the deal, claiming that Clear Channel’s unique portfolio of assets and prodigious and steady cash flow warranted a higher takeout price.  When it appeared that the vote might be in question, Clear Channel postponed the shareholder meeting and began to work behind the scenes to convince Thomas Lee and Bain to pay more.  These efforts were successful, and in April 2007 the company announced a new deal price, $39 a share.  The buyers termed it their “best and final” offer.  Except it wasn’t.

Despite the improved deal terms, many of the same shareholders who had opposed the previous offer continued to argue that the private-equity firms were getting the company on the cheap. Negotiations resumed, resulting in yet another acquisition agreement.  In addition to slightly raising the buyout price to $39.20, this one also gave Clear Channel’s existing shareholders the option to acquire up to a 30% equity interest in the privatized company on the same terms as Thomas Lee and Bain.  On May 28, 2007, as the ink was drying on the revised takeover documents, it’s doubtful that either the buyers or the seller realized that this transaction–negotiated in what was still a near-perfect environment for highly leveraged buyouts–would be among the last of the mega LBOs, at least until the next credit cycle.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
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(914) 741-5600  •  Fax (914) 741-5737

Fast forward to early this year.  Already trading at an unusually large arbitrage spread following the failure of several other large LBOs, the Clear Channel deal hit its first major pothole in February, when Providence Equity Partners, which had previously entered into a separate agreement to purchase the broadcaster’s 56 television stations for $1.3 billion, balked at completing the transaction on its original terms.  Citing a deterioration in the TV stations’ operating results, Providence demanded a sizable price cut.  Clear Channel responded by suing to enforce the contract.  The two sides quickly settled on new terms, but in a harbinger of things to come, one of the banks that had agreed to provide debt financing for the deal reportedly refused to honor its commitment.  After some additional back and forth among the parties, Clear Channel announced that the sale of the TV stations would proceed, but at a price of $1.1 billion, not $1.3 billion.

While the resolution of this dispute did not appear to have a material impact on the larger transaction with Thomas Lee and Bain, more serious trouble was brewing out of the public eye. Reeling from massive writeoffs and under pressure from both investors and regulators to shore up their balance sheets, most major banks, including Citigroup and the five others that had agreed to fund the Clear Channel buyout, were desperately searching for ways to reduce their exposure to money-losing loans.  Given the meltdown in the credit markets, the Clear Channel banks faced billions of dollars in losses if they were held to the borrower-friendly financing terms that they had foolishly offered in the spring of 2007.  On March 25 The Wall Street Journal reported that the Clear Channel deal was near collapse and that neither the banks nor the private-equity firms wanted to complete the transaction.  Already-nervous investors wasted little time in dumping the company’s shares, which plunged from the mid-30s to the high 20s.

As arbitrageurs, the critical question for us at this point centered around whether Thomas Lee and Bain remained committed to doing the deal.  We were confident that the banks had a legally binding obligation to fund–there had been no “material adverse change” at Clear Channel–but if the buyers had experienced a change of heart, they were free to pay a $500 million termination fee and abandon the transaction.  For a variety of reasons, including the fact that they had negotiated an extremely favorable financing package–one that couldn’t be duplicated in the current credit environment–it seemed unlikely to us that Thomas Lee and Bain were looking for a way out.  We maintained the Fund’s sizable position in Clear Channel.

Things moved relatively quickly from this point forward.  Clear Channel sued the banks in Texas, where juries have been known to award huge damages to companies whose contracts have been interfered with.  That same day Thomas Lee and Bain–signaling their commitment to move forward with the deal–filed suit against the banks in Delaware.  After several unsuccessful attempts to have the Texas litigation moved to another venue, the banks apparently decided that the risks of going to court outweighed the potential losses on their debt commitments, and they began to negotiate with the other parties to find a mutually acceptable compromise.  In mid-May Clear Channel agreed to a modest 8% reduction in the deal price, from $39.20 to $36, which meant that the privatized company would carry a little less debt, a positive for both the banks and the buyers.  The buyers, in turn, agreed to pay a slightly higher interest rate on their bank loans and also accepted somewhat tighter debt covenants.  All things considered, this outcome could be described as a win-win-win. The Clear Channel deal is scheduled to close at the end of this month.

Other Winners
Twenty-five other investments in the Fund’s portfolio showed smaller but still-meaningful gains last quarter, including Navteq, the digital mapmaker, whose acquisition by Nokia was completed despite earlier fears that the deal might be blocked by European regulators; Corporate Express, a major distributor of office supplies, which saw its shares move higher after Staples significantly raised its unsolicited offer for the company in order to seal the deal; BCE, Canada’s largest phone company, whose pending $34.5 billion buyout by the Ontario Teachers’ Pension Plan and three U.S. private-equity firms survived a legal challenge by disgruntled bondholders; Tele Atlas, another digital mapmaker, which, like Navteq, won approval to be acquired after a protracted antitrust review in Europe; Nymex Holdings, whose planned merger with another commodities exchange, CME Group, received clearance from the Justice Department; and First Charter Corp., a North Carolina bank, which was acquired by Fifth Third Bank despite deteriorating business trends at both institutions.

Toxic Chemistry
Memo to Corporate America: If you are thinking of selling your company to Apollo Management LP, a second-tier buyout shop controlled by Leon Black, be very skeptical of Apollo’s assurances that its commitment to the transaction is “rock solid.”  That’s a lesson the Huntsman family has learned the hard way.

In July of last year Huntsman Corp., a producer of specialty chemicals, agreed to be acquired by Hexion Specialty Chemicals, Inc., a unit of Apollo, for $28 a share, or $6.6  billion.  Huntsman had previously signed a merger agreement with another company, but Hexion, taking advantage of one of the last opportunities to obtain billions of dollars of low-cost buyout financing, offered more, and the Huntsman family went with the higher bid.  Not wanting to regret having turned down a less-leveraged deal with fewer regulatory issues, the Huntsmans insisted on a tightly written agreement that would give Hexion few outs should it have second thoughts about the acquisition.  Unlike most other LBO deals, for example, Hexion couldn’t just pay a termination fee and move on; Huntsman had the right to go to court to force completion of the transaction.  And the deal’s antitrust risk–the two companies are major competitors in certain product lines–was seemingly eliminated by Hexion’s legally binding obligation to do virtually anything and everything to obtain regulatory approval.

The same provisions in the merger agreement that gave comfort to the Huntsman family made many arbitrageurs, including us, more disposed to invest in this transaction.  We also liked the fact that even though it was highly leveraged, this deal was “quasi-strategic,” meaning that the buyer was a real operating company, not one of the shell-like entities with no assets of their own typically seen in LBOs.  Hexion, in other words, could expect to realize the same kinds of synergies available to other corporate acquirers.

It didn’t take long for Apollo to conclude that its affiliate had overpaid for Huntsman.  Not only was the economy moving toward a possible recession, but the chemical industry was also particularly vulnerable to skyrocketing energy costs.  Believing that a deal is a deal, however, members of Huntsman’s management team added to their holdings after the company’s stock fell to the low 20s, well below the agreed-upon buyout price.  Imagine their surprise–and ours–when Hexion announced last month that it couldn’t complete the acquisition because–in its opinion–the combined company would be so overloaded with debt as to be insolvent.  No bank, of course, would lend to an insolvent enterprise, and Apollo has made it clear that it has no obligation to provide back-up financing to facilitate the transaction.  Apollo, in fact, even wants to avoid paying the $325 million termination fee, claiming that no such fee is owed because Huntsman has experienced a “material adverse change,” as defined in the merger agreement.

The apparent failure of this transaction put a serious dent in the Fund’s second-quarter performance, but all may not be lost.  Huntsman has filed suit against both Hexion and Apollo, and the Delaware Chancery Court has scheduled an early September trial to determine whether a MAC has occurred and, if not, whether Hexion has used its “reasonable best efforts,” as required by the merger agreement, to close the deal.  If Huntsman prevails, any damage award could be huge.

New Investments
Although global M&A volume remained well below year-earlier levels in the June quarter, deal activity rose significantly from the first quarter’s depressed pace, especially in the U.S.  Deal quality also improved, presenting us with a full plate of attractive arbitrage opportunities.  Recent additions to the Fund’s portfolio, virtually all of which represent investments in strategic transactions, include Safeco Corp., a property and casualty insurer, to be acquired by Liberty Mutual Group, a larger insurer with a similar book of business; Wm. Wrigley Jr. Co., the king of chewing gum, which is being purchased by another family controlled business, candy maker Mars Inc., in a $22 billion transaction financed in part by Warren Buffett; Electronic Data Systems Corp., a provider of information-technology services to corporations and government agencies, soon to become part of International Business Machines Corp.; DRS Technologies, Inc., a supplier of defense-related electronic systems and services, being acquired by Finmeccanica SpA, Italy’s largest aerospace company; Hilb Rogal and Hobbs Co., an insurance broker, in a merger pact with a larger U.K.-based competitor, Willis Group Holdings Ltd.; and St. George Bank Ltd., the fifth-largest bank in Australia, to combine with Westpac Banking Corp., Australia’s fourth-largest bank.

Other new investments in deals that are subject to definitive merger agreements include Corn Products International, Inc., a producer of corn-based sweeteners and starches, which has agreed to be acquired by Bunge Ltd., the world’s largest oilseed processor, in a $4 billion transaction that brings together companies founded in 1906 and 1818, respectively; Enodis plc., a U.K.-based manufacturer of kitchen equipment for fast-food restaurants, to be purchased by The Manitowoc Company, Inc. following a spirited auction in which the winning bidder ended up paying 26% more than its original offer; and Rohm and Haas Co., a major supplier of specialty chemicals, which is being acquired by The Dow Chemical Company in an $18.8 billion transaction that furthers the buyer’s goal of increasing its exposure to more profitable, higher-growth products.

In the pre-deal category, the Fund has established positions in Anheuser-Busch Companies, Inc., the iconic American brewer, which is the target of a $46 billion unsolicited takeover attempt by Belgium-based InBev, whose brands include Beck’s, Bass and Stella Artois; Grey Wolf, Inc., an operator of onshore drilling rigs, whose planned merger of equals with Basic Energy Services, Inc. has been threatened by an unsolicited takeover offer for Grey Wolf from Canada’s Precision Drilling Trust; and Taylor Nelson Sofres plc, a U.K.-based market-research firm, which also has seen a pending no-premium merger disrupted by an interloper, in this case WPP Group plc, one of the world’s largest advertising agencies.

The Merger Fund® currently holds positions in 46 arbitrage situations and is fully invested.  We like our current portfolio and look forward to a rewarding second half.

Sincerely,

Frederick W. Green
President

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.